SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TIME WARNER INC.

(Name of Issuer)

Common Stock, 0.01 par value

(Title of Class of Securities)

887317 10 5

(CUSIP Number)

Muneef Tarmoom

Istithmar PJSC

Emirates Towers, Level 4

Sheikh Zayed Road – PO Box 17000

Dubai, United Arab Emirates

+971-4-390-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 15, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 887317 10 5	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Istithmar PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 109,460,088. See Item 5.
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,460,088. See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.39%. See Item 5.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 887317 10 5	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Istithmar Media Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 109,460,088. See Item 5.
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,460,088. See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.39%. See Item 5.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 887317 10 5	13D	Page 4 of 11 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Common Stock”), of Time Warner Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Time Warner Center, New York, NY 10019-8016.

Item 2.	Identity and Background.
(a-c)	This statement is filed by the entities listed below, both of which together are referred to herein as the “Reporting Persons”:
(i)

Istithmar PJSC, a public joint stock company incorporated under the laws of Dubai, United Arab Emirates (“Istithmar”). The principal business address of Istithmar is Emirates Towers, Level 4, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates. Istithmar is a private investment firm that implements numerous entrepreneurial ventures and other investments. Istithmar is indirectly wholly owned and ultimately controlled by the government of Dubai.

(ii)

Istithmar Media Investments, a company incorporated under the laws of the Cayman Islands (“IMI”). The principal business address of IMI Emirates Towers, Level 4, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates. IMI is a direct wholly owned subsidiary of Istithmar and has been formed for the purpose of investing directly or indirectly in the Common Stock.

The name, business address, country of citizenship, and present principal occupation of each director and executive officer of each of Istithmar and IMI is set forth in Schedules A and B hereto, respectively, and is incorporated herein by reference.

(d-e)              Neither the Reporting Persons, nor to the best of either Reporting Person’s knowledge, the government of Dubai or any of the persons identified on Schedule A or B hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds required by IMI to acquire the economic exposure to 109,460,088 of Common Stock described below in Item 4 was U.S.$427,017,584. IMI obtained all of such funds from Istithmar as a capital contribution.

Item 4.	Purpose of Transaction.

CUSIP No. 887317 10 5	13D	Page 5 of 11 Pages

On February 15, 2006, IMI acquired from UBS AG, London Branch, as issuer, US$2,000,000,000 Participation Notes due 2007 (the “Participation Notes”), the terms of which provide for cash payments to IMI, as holder of the Participation Notes, upon redemption (whether at maturity or otherwise), that are to be determined with reference to the market value of the Common Stock and are designed to provide IMI with an economic exposure, subject to certain limitations set forth in the Participation Notes, to 109,460,088 of Common Stock. Concurrently with the issuance of the Participation Notes to IMI, UBS AG, Jersey Branch has issued US$2,000,000,000 Mandatory Exchangeable Notes due 2007 that are exchangeable into shares of Common Stock.

In connection with the issuance of the Participation Notes, IMI and UBS AG entered into an Economic Participation Agreement (the “Participation Agreement”) pursuant to which IMI has agreed that UBS at all relevant times shall have absolute discretion to manage its obligations as the issuer of the Participation Notes; that, in particular, UBS has no obligation to own any shares of Common Stock; and that, to the extent UBS holds voting rights with respect to any shares of Common Stock, UBS will have absolute discretion to exercise those voting rights. Nevertheless, UBS has agreed with IMI that, during any period in which the Participation Notes are outstanding and UBS holds voting rights with respect to shares of Common Stock, UBS will consult with Istithmar in relation to the exercise of its voting rights in respect of those shares, up to the number of shares to which IMI has acquired an economic exposure through the Participation Notes. UBS has also agreed with IMI that in connection with certain mergers, tender offers or other transactions affecting the value of the shares of Common Stock and IMI’s economic exposure under the Participation Notes, where practicable, UBS will consult with Istithmar regarding the designations it is entitled to make in respect of such transactions under the terms and conditions of the Participation Notes. The Participation Agreement provides that UBS may take into account the views of Istithmar regarding any such designations and the exercise of any such voting rights but is under no obligation to act in accordance with Istithmar’s views.

The foregoing descriptions of the Participation Notes and the Participation Agreement are qualified in their entirety by reference to the full text of those agreements, copies of which are attached hereto as Exhibits 1 and 2 and which are incorporated herein by reference in their entirety.

In connection with IMI’s acquisition of the Participation Notes and possible future investments in the Common Stock, the Reporting Persons have retained Icahn Institutional Services LLC (“IIS”), an entity wholly owned by Mr. Carl Icahn, to serve as the investment advisor to IMI with respect to IMI’s economic exposure to shares of Common Stock through the Participation Notes and possible other investments in Common Stock (the “Advisory Agreement”). The Advisory Agreement, which became effective upon IMI’s acquisition of the Participation Notes, provides that as IMI’s investment advisor, IIS will, through its principals (including Mr. Icahn), from time to time as reasonably requested by IMI, consult with IMI with respect to the businesses and operations of the Issuer, the strategy which IIS and Mr. Icahn are employing with respect to their proposals for the Issuer, the valuation of the Common Stock and the market for the Common Stock, and advise IMI with respect to its investments in the Common Stock.

CUSIP No. 887317 10 5	13D	Page 6 of 11 Pages

The Advisory Agreement provides that IIS’s services will be advisory only, that all decisions relating to IMI’s investments (including all determinations as to the acquisition, disposition, holding or voting of any securities that IMI may acquire) will be made solely by IMI and that IIS will have no power or authority, and will have no responsibility or obligation, to make any investment, voting or other decision on IMI’s behalf with respect to any securities. The Advisory Agreement will remain in effect, subject to certain early termination provisions, until July 1, 2006. IMI has agreed in the Advisory Agreement to pay IIS a fee based upon the profits earned by IMI in respect of its economic exposure to the Common Stock.

The foregoing description of the Advisory Agreement is qualified in its entirety by reference to the full text of that agreement, a copy of which is attached hereto as Exhibit 3 and which is incorporated herein by reference in its entirety.

IMI has acquired the Participation Notes and the economic exposure to the Common Stock provided through the Participation Notes solely for investment. The Reporting Persons believe that the Common Stock is currently undervalued and that the activities, plans and proposals of Mr. Icahn and his affiliates with respect to the Issuer will likely result in an increase in the value of the Common Stock.

Other than as described above, neither of the Reporting Persons has any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. IMI may in the future increase the number of shares of Common Stock to which it has economic exposure and Istithmar and/or IMI may acquire shares of Common Stock or other securities of the Issuer in the open market, in privately-negotiated purchases or otherwise, and depending on then current circumstances, IMI may also reduce its economic exposure to the Common Stock. Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a,b) Neither of the Reporting Persons possesses sole or shared voting or dispositive power over any shares of Common Stock and each of the Reporting Persons hereby expressly disclaims beneficial ownership of any shares of Common Stock. However, if by virtue of the voting consultation arrangements set forth in the Participation Agreement, the Reporting Persons were deemed, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934 (the “Act”), to share voting power over the number of shares of Common Stock to which IMI has an economic exposure through the Participation Notes, the Reporting Persons would be deemed to beneficially own 109,460,088 shares of Common Stock, representing 2.39% of the outstanding number of shares of Common Stock.

Neither Reporting Person has any contract, agreement, understanding or relationship, written or oral, with IIS, Mr. Icahn or any of their affiliates with respect to voting, acquisition, disposition, holding or investment power over any shares of Common Stock and each of the Reporting Persons hereby expressly disclaims membership in any “group” with any

CUSIP No. 887317 10 5	13D	Page 7 of 11 Pages

of such persons for purposes of Regulation 13D-G under the Act. However, if the Reporting Persons were deemed to be members of a group with Mr. Icahn, his affiliates and other parties who have been disclosed as participants with Mr. Icahn in a proposed proxy solicitation involving the Issuer (the “Icahn Group”), the Reporting Persons would be deemed to beneficially own any shares of Common Stock beneficially owned by the Icahn Group. Based on the Icahn Group’s most recent public filing, the members of the Icahn Group are the beneficial owners of an aggregate of 150,040,567 shares of Common Stock, representing 3.28% of the outstanding shares of Common Stock, which, if combined with the number of shares of Common Stock to which IMI has an economic exposure through the Participation Notes, would constitute 259,525,855 shares of Common Stock, representing 5.67% of the outstanding number of shares of Common Stock.

All percentages of shares of Common Stock owned described in this statement are based upon an outstanding amount of 4,575,364,733 shares of Common Stock outstanding at October 28, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(c)          Except as described above, neither of the Reporting Persons, nor to the knowledge of either of the Reporting Persons, the government of Dubai or any of the persons identified in Schedules A and B hereto (i) beneficially owns any shares of Common Stock or (ii) has effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d)          Except as may exist under the terms of the Participation Notes, the Participation Agreement, the Advisory Agreement and the Island Agreement, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock to which IMI has an economic exposure through the Participation Notes.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In consideration for its assistance in introducing Istithmar to IIS and its advice in connection with the Advisory Agreement, Istithmar has agreed (the “Island Agreement”) to pay Island IMI LLC, an affiliate of Island Capital LLC, a fee equal to a portion of the fees IMI pays to IIS pursuant to the Advisory Agreement. The foregoing description of the Island Agreement is qualified in its entirety by reference to the full text of that agreement, a copy of which is attached hereto as Exhibit 4 and which is incorporated herein by reference in its entirety.

Other than for the Participation Notes, the Participation Agreement, the Advisory Agreement and the Island Agreement and as otherwise described in this statement, there are no contracts, arrangements understandings or relationships (legal or otherwise) between the Reporting Persons, or between such persons or any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder’s fees,

CUSIP No. 887317 10 5	13D	Page 8 of 11 Pages

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. See Items 4 and 5.

Item 7.	Material to be Filed as Exhibits.
1.	US$2,000,000,000 Participation Notes due 2007, of UBS AG, London Branch.
2.	Economic Participation Agreement between UBS AG, London Branch and Istithmar, dated February 15, 2006.
3.	Financial Advisory Agreement between Istithmar, IMI and IIS, dated February 3, 2006
4.	Letter Agreement between Istithmar and Island IMI LLC, dated February 3, 2006.
5.	Joint Acquisition Statement Pursuant to Rule 13d-1(k).

CUSIP No. 887317 10 5	13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2006	ISTITHMAR PJSC
/s/ Muneef Tarmoom
By: Muneef Tarmoom
Title: Chief Executive Officer

ISTITHMAR MEDIA INVESTMENTS
/s/ David Jackson
By: David Jackson
Title: Director

CUSIP No. 887317 10 5	13D	Page 10 of 11 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF ISTITHMAR

Unless otherwise indicated, each of the individuals listed below is a citizen of Dubai, United Arab Emirates, the business address of each of such individuals is Emirates Towers, Level 4, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates and the principal occupation of each of such individuals is with Istithmar.

Name, Address and Citizenship	Position with Istithmar	Principal Occupation and Business Address
Sultan Ahmed Bin Sulayem	Chairman	Executive Chairman, The Dubai Ports, Customs and Free Zone Corporation Emirates Towers, Level 47, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates

Ahmed Buti Ahmed	Director	Director General, Dubai Customs [Port Rashid, PO Box 63], Dubai, United Arab Emirates

Hamed Ahmed Kazim	Director	Financial Advisor Emirates Towers, Level 47, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates

Muneef Tarmoom	Chief Executive Officer

Peter Jodlowski (United Kingdom)	Chief Financial Officer

David Jackson (United States)	Chief Investment Officer

CUSIP No. 887317 10 5	13D	Page 11 of 11 Pages

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF IMI

Unless otherwise indicated, each of the individuals listed below is a citizen of Dubai, United Arab Emirates and the business address of each of such individuals is Emirates Towers, Level 4, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates.

Name, Address and Citizenship	Position with IMI	Principal Occupation and Business Address
Sultan Ahmed Bin Sulayem	Director	Executive Chairman, The Dubai Ports, Customs and Free Zone Corporation Emirates Towers, Level 47, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates
Peter Jodlowski (United Kingdom)	Director	Chief Financial Officer, Istithmar
David Jackson (United States)	Director	Chief Investment Officer, Istithmar